UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Axion International Holdings, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 05462D101
(CUSIP Number) May 9, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Rick A. Werner, Esq.
Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
(212) 659-4974

CUSIP No. 05462D101
1	Name of Reporting Persons. Harborview Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 338,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 338,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 338,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.4%
12	Type of Reporting Person (See Instructions) PN

(1)
Includes (i) 100,000 shares of common stock that may be acquired pursuant to an Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “2010 Warrant”), (ii) 100,000 shares of common stock that may be acquired pursuant to a Purchase Warrant, issued on July 21, 2009 (the “2009 Warrant”), and (iii) 138,000 shares of common stock that may be acquired pursuant to an Amended and Restated 8.75% Convertible Debenture due December 31, 2010, issued on September 26, 2008, amended and restated on March 31, 2009, and amended on July 22, 2009 and January 25, 2011 (the “8.75% Debenture”).

CUSIP No. 05462D101
1	Name of Reporting Persons. Harborview Value Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 591,030
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 591,030
9	Aggregate Amount Beneficially Owned by Each Reporting Person 591,030
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.5%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 05462D101
1	Name of Reporting Persons. Harborview Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 929,030 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 929,030 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 929,030 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.8%
12	Type of Reporting Person (See Instructions) IA, PN

(1)
Includes (i) 100,000 shares of common stock that may be acquired pursuant to the 2010 Warrant, (ii) 100,000 shares of common stock that may be acquired pursuant to the 2009 Warrant, and (iii) 138,000 shares of common stock that may be acquired pursuant to the 8.75% Debenture.

CUSIP No. 05462D101
1	Name of Reporting Persons. Harborview Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 575,950
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 575,950
9	Aggregate Amount Beneficially Owned by Each Reporting Person 575,950
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.4%
12	Type of Reporting Person (See Instructions) 00

CUSIP No. 05462D101
1	Name of Reporting Persons. David Stefansky
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 38,376
	6	Shared Voting Power 1,504,980 (1)
	7	Sole Dispositive Power 38,376
	8	Shared Dispositive Power 1,504,980 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,543,356 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.3%
12	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 100,000 shares of common stock that may be acquired pursuant to the 2010 Warrant, (ii) 100,000 shares of common stock that may be acquired pursuant to the 2009 Warrant, and (iii) 138,000 shares of common stock that may be acquired pursuant to the 8.75% Debenture.

CUSIP No. 05462D101
1	Name of Reporting Persons. Richard Rosenblum
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,534,980 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,534,980 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,980 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.3%
12	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 100,000 shares of common stock that may be acquired pursuant to the 2010 Warrant, (ii) 100,000 shares of common stock that may be acquired pursuant to the 2009 Warrant, and (iii) 138,000 shares of common stock that may be acquired pursuant to the 8.75% Debenture.

CUSIP No. 05462D101
1	Name of Reporting Persons. The Corbran LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 30,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 30,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.1%
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

Axion International Holdings, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

180 South Street, New Providence, NJ 07974

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Harborview Master Fund, L.P. (“Harborview Master Fund”), Harborview Value Master Fund, L.P. (“Harborview Value Fund”), Harborview Advisors, LLC (“Harborview Advisors”), Harborview Capital Management, LLC (“Harborview Management”), Richard Rosenblum, David Stefansky and The Corbran LLC.  Harborview Master Fund, Harborview Value Fund, Harborview Management, David Stefansky and The Corbran LLC are the record and direct beneficial owners of the securities covered by this statement.

The securities held by Harborview Master Fund are also reported as beneficially owned by Harborview Advisors, as the general partner of the Harborview Master Fund, and by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund, Harborview Advisors and Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose or direct the disposition of, the securities held by the Harborview Master Fund.

The securities held by Harborview Value Fund are also reported as beneficially owned by Harborview Advisors, as the general partner of the Harborview Value Fund, and by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Value Fund, Harborview Advisors and Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose or direct the disposition of, the securities held by the Harborview Value Fund.

The securities held by Harborview Management are also reported as beneficially owned by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Management.  By reason of this relationship, Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose or direct the disposition of, the securities held by Harborview Management.

The securities held by The Corbran LLC are also reported as beneficially owned by Mr. Rosenblum as the managing member of The Corbran LLC. By reason of this relationship, Mr. Rosenblum is reported as having shared power to vote, or to direct the vote, and shared power to dispose or direct the disposition of, the securities held by The Corbran LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is c/o Harborview Advisors, LLC, 850 Third Avenue, Suite 1801, New York, New York 10022.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

05462D101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered unde Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as deined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harborview Master Fund, L.P.

By:	Harborview Advisors, LLC
Its:	General Partner

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	May 17, 2011

Harborview Value Master Fund, L.P.

By:	Harborview Advisors, LLC
Its:	General Partner

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	May 17, 2011

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	May 17, 2011

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	May 17, 2011

The Corbran LLC

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	May 17, 2011

Richard Rosenblum

/s/ Richard Rosenblum
Name:	Richard Rosenblum
Date:	May 17, 2011

David Stefansky

/s/ David Stefansky
Name:	David Stefansky
Date:	May 17, 2011

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).